DORIAN LPG LTD.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
Telephone:  (203) 674‑9900
August 15, 2022
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dorian LPG Ltd. Form S-3 (No. 333-266588)
Ladies and Gentlemen:
Pursuant to Rule 473 of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-266588) filed by Dorian LPG Ltd. on August 5, 2022:
“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”
Should you have any questions regarding the Registration Statement, please feel free to contact Keith J. Billotti of Seward & Kissel LLP, counsel to the undersigned registrant, at  (212) 574-1274.

Yours faithfully,
Dorian LPG Ltd.

By:	/s/ Theodore B. Young
Name:	Theodore B. Young
Title:	Chief Financial Officer